EXHIBIT 99.1

Osisko Publishes Inaugural Asset Handbook and 2021 ESG Report

MONTRÉAL, April 19, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce the publication of its inaugural Asset Handbook and the second edition of the Corporation’s environmental, social and governance (“ESG”) report, Growing Responsibly.

2022 Asset Handbook

Osisko has built a deep portfolio of high-quality royalty and streaming assets, in favourable jurisdictions, operated by reputable mining partners. The portfolio provides exposure to over 165 royalties and streams, including 20 producing assets which underpin Osisko’s 2022 guidance of 90,000 to 95,000 gold equivalent ounces (“GEOs”) at a 93% cash margin1. To this solid foundation, significant internal growth is expected over the coming years, demonstrated by the recently announced five-year outlook which reaches 130,000 to 140,000 GEOs in 2026.

Osisko’s mining partners continue to add value through exploration, with an average of over 1 million meters drilled each of the past five years on shared assets, unlocking significant upside through new discoveries, reserve and resource additions and mine extensions and expansions. Over the course of 2021, Osisko’s estimate of Attributable GEOs2 (net of depletion) grew across all categories, experiencing an increase of 6% in Proven and Probable reserves, 12% in Measured and Indicated resources and 4% in Inferred resources.

Sandeep Singh, President and CEO of Osisko commented: “The 2022 Asset Handbook provides a comprehensive review of our unique asset base and the significant upcoming catalysts supporting both near-term and long-term growth. In our view, long-term value is only preserved and created for as long as Osisko and its partners operate in a responsible manner. Through our second edition of Growing Responsibly, we seek to provide a holistic summary of our ESG footprint, our continued ambition to improve, and our achievements against that ambition throughout the year. The company is going through a transformational phase, and we trust that these reports will assist stakeholders in understanding the fundamental value, and sustainable nature, of our business.”

2021 ESG Report

In 2021, Osisko advanced its management of ESG matters with notable achievements across all areas. The following are select highlights of Osisko’s commitment to growing sustainably:

  Launched inaugural ESG report, Growing Responsibly, to better communicate the Corporation’s performance and approach to managing ESG matters;

  Committed to the UN Global Compact to formally align with its Ten Principles;

  Formed a strategic partnership with Carbon Streaming Corporation to promote global decarbonisation and biodiversity efforts through carbon credit streaming transactions;

  Engaged a third party expert to provide an initial estimate of Scope 3 GHG emissions intensity attributable to Osisko’s share of the revenue from its portfolio;

  Enhanced reporting by aligning Osisko’s disclosure with Sustainability Account Standards Board (“SASB”) industry standards; and

  Maintained a leading position within MSCI’s ESG rating and improved Osisko’s position in Sustainalytics precious metals ESG ranking.

The 2022 Asset Handbook and the 2021 ESG Report, Growing Responsibly, can be found on Osisko’s website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, that the 2022 guidance and the 2026 outlook will be met, that exploration will continue to add value to our assets, that upcoming catalyst events will be achieved in a timely manner and that Osisko will continue to improve its ESG performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company’s ongoing income and assets relating to determination of its “passive foreign investment company” (“PFIC”) status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by applicable law.

1 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues (excluding depletion). For more details, refer to Osisko’s press release dated February 24, 2022 entitled “Osisko Reports Strong 2021 Results and Provides 2022 Guidance and 5-Year Outlook” filed on Sedar (www.sedar.com) and available on Osisko’s website (www.osiskogr.com).
2 For the purpose of estimating Attributable GEOs, royalty assets are tabulated using the percentage of revenues or metal produced that is attributable to Osisko. In the case of a stream, we adjust the percentage of metal attributable to Osisko for the ongoing transfer price payable by Osisko so the resulting total can be considered on a 100% attributable basis. For a detailed breakdown of the mineral resources and reserves, and the attributable royalty or stream on individual assets, please refer to the Asset Handbook on Osisko’s website at www.osiskogr.com. Estimates of Attributable GEOs are subject to uncertainty due to a number of factors that are described in the Cautionary Notes section of Asset Handbook available on Osisko’s website.